BAKER
DONELSON
BEARMAN, CALDWELL
& BERKOWITZ, PC

MONARCH PLAZA
SUITE 1600
3414 PEACHTREE ROAD N.E.
ATLANTA, GEORGIA 30326
PHONE: 404.577.6000
FAX: 404.221.6501

www.bakerdonelson.com

HENRY B. LEVI
Direct Dial: 404.221.6508
Direct Fax: 404.238.9708
E-Mail Address: hlevi@bakerdonelson.com

November 7, 2007

VIA FEDERAL EXPRESS

John Reynolds, Assistant Director
Office of Beverages, Apparel and Healthcare Services
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20509

RECEIVED

NOV X 8 2007

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

> **Re:** *National House Care, Inc.*
> *Form 1-A Filed September 21, 2007*
> *File No.: 24-10185*
> *Detailed Response to October 21, 2007 Comment Letter*

Dear Mr. Reynolds:

We have received and reviewed with out client the Comment Letter dated October 21, 2007 relating to the above-captioned Regulation A filing. Below we have restated each of the numbered comments and have included following each comment our response or an explanation of how the comment has been addressed. Concurrently with this letter, we are filing Amendment No. 2 to the Form 1-A Offering Statement. For your convenience, we enclose an unbound, unmarked copy of the Amendment, as well as a marked copy of the Offering Statement contents other than financial statements and Exhibits. Page numbers in this letter refer to actual page numbers in Offering Circular contained within Offering Statement Amendment No. 2.

Please note that in addition to changes responsive to your comments and other updating changes, the Offering Circular also reflects numerous changes that are in response to comments from state securities administrators, including for example the use of cross-references in the "Risk Factors" section and disclosures added to the "Use of Proceeds" section regarding the possibility of changes in uses of proceeds.

Risk Factors

1. *On page 13, in the risk factor which begins "We may incur liabilities ..." please disclose in significantly greater detail what insurance coverage you now have and what risks are presently caused by the lack of insurance. Also, discuss any risks from future activities that you do not intend to cover with insurance.*

    We have added the requested detail on pages 14-15 of the Offering Circular. The Company believes that it maintains, and has always maintained, all insurance coverage needed for its business operations to date. Because its current operations are very limited, in contrast to what is proposed for the future, it is expected that coverages will be expanded and increased following completion of this offering and commencement of franchising efforts, as explained in this Risk Factor disclosure and in the Insurance subsection on pages 42-43. We understand that the Company intends to continue to obtain insurance coverage for all insurable risks of which it is aware.

2. *Please disclose the time period during which the $1.8 million will cover management compensation.*

    The Management Compensation line item identification on page 19 has been expanded in the Use of Proceeds section to emphasize further that the $1.8 million amount covers the first three years after offering completion. This time period is stated generally in the introductory paragraph with respect to all expense amounts in the Use of Proceeds section, as follows: "The following table presents our estimate of how we will use the proceeds of this offering over approximately the three-year period following the completion of the offering."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Cash Flows, page 21

3. *We note the revisions to your filing in response to our prior comment 16. Please revise your filing to provide additional detail regarding the significant line items on the statement of cash flows (e.g. provide an explanation for draws on credit lines and purchases of property and equipment). Your analysis should provide disclosure beyond a recitation of information presented in the statement of cash flows.*

    This more detailed disclosure and analysis has been added on pages 24-25 of the Offering Circular.

4. *It appears that your disclosure stating that there are no accounts receivable balances is not consistent with your June 30, 2007 balance sheet (i.e. the trade accounts receivable balance is $3,926). Please disclose the circumstances under*

which trade accounts receivable balances typically originate and, considering your business model, how prevalent they are expected to be in future periods.

The incorrect statement has been corrected on page 25 of the Offering Circular, now disclosing the $3,188 outstanding receivable amount as of September 30, 2007. The discussion of accounts receivable has been expanded to discuss how accounts receivable may arise under current operations and how additional sources of accounts receivable are expected to arise in the future when the Company's business is expanded to include franchising efforts.

Description of Business, page 23

5. *Please add disclosure to more specifically explain the services you provide and the services you don't provide. Also, list each type of service that which you will refer to a "specialized tradesman" instead of providing yourself. In addition, disclose the payment terms when referrals are made to specialized tradesmen or other third parties. For example, describe and quantify any fee and explain whether or not payment for the services of the specialized tradesman is included in your fee. Please provide a summary of this information in your summary.*

    Detailed disclosure has been added to address each of these comments on pages 27-28 of the Offering Circular. It is not feasible to provide an exhaustive list of services that the Company provides or an exhaustive list of specialized services that the Company does not provide, as the range of possible services in home maintenance in nearly limitless. However, the added disclosure does include lengthy lists of the services generally provided by the Company and those commonly referred to third parties, along with more disclosure about the rationale and criteria used in determining whether the Company will perform a service or refer it out. Referral fees (actually coordination fees, payable only if the client requests NHC to coordinate the third party contract) are not quantifiable, but the 15% service charge formula and how the service charge is billed are described. A summarized version of this discussion also has been added to the Offering Circular Summary on pages 1 and 2.

6. *The last paragraph under "Overview" indicates that you provide broader services than those offered by traditional handyman businesses. Please explain the basis for this statement as you disclose the need to make referrals to third parties for specialized services.*

    Detailed disclosure has been added to address this comment on pages 27-28 of the Offering Circular.

7. *Please provide a detailed explanation of the terms "senior care" and "senior care franchisees."*

Definitions of the term "senior care" and "senior care franchise" have been added to address this comment on page 35 of the Offering Circular.

8.   *We reissue prior comment number 28 from our letter dated August 1, 2007:*

> *Please provide more disclosure to explain why your proposed arrangements are competitive with competing franchisors, particularly in light of the fact that your arrangements have yet to be determined.*

> *Include with your response letter copies of, or excerpts from, reports or publications which you reference as providing the basis for your statements. No speculative information should be included, unless clearly labeled as the opinion of management of the Company along with disclosure of the reasonable basis for such opinions or beliefs. All claims of a speculative nature not fully supported in the document should be deleted.*

First, in response to this comment, those statements that might be construed as speculative have been deleted from the disclosures on pages 39-41. Second, we enclose supplementally with this letter a representative sampling of franchisee support program descriptions derived from the websites of three of the Company's expected franchisor competitors: Maintenance Made Simple, Handyman Connection, and Home Task. The Company believes that the franchisee support services that it lists on pages 39-40 of the Offering Circular are comparable to the support services advertised by these companies and other competing franchisors. With respect to franchise fees and services as well, the Company monitors this continuously in order to determine what franchise fee arrangements and service levels will be necessary to maintain a competitive edge, as such terms are subject to evolution within the franchising industry. This has been stated on page 39 of the Offering Circular: "If competitive conditions change, we will re-evaluate our fee structure and service levels."

Government Regulation, page 35

9.   *Please respond to prior comment number 33 as it applies to franchise management operations you will have in the future.*

Added disclosure has been added on page 41-42 of the Offering Circular to address this comment.

Insurance, page 36

10.   *Clarify in this section whether your current insurance will cover your franchising business and to what extent. If not, discuss in detail your future insurance plans for your franchising business.*

Added disclosure has been added on page 42-43 of the Offering Circular to address this comment.

Restricted Stock Plan, page 42

11. *Please disclose the vesting schedule of grants under this plan.*

Restricted stock remains restricted throughout the three-year restricted period, and has no graduated vesting schedule. This has been articulated more clearly in an expanded discussion under the subheading "Awards and Restricted Period" on page 49 of the Offering Circular, as well as an expanded discussion in footnote C on page 48 of the Offering Circular.

12. *Please explain or revise the reference to option plan in this disclosure.*

This erroneous reference has been deleted.

Principal Stockholder, page 44

13. *Please explain in more detail the amount to be returned to shareholders in the event of an early release of shares from the escrow. Please explain the disclosure referring to payment "with respect to shares held in escrow." These disclosures appear to imply a pool of funds will be available for distribution to shareholders and founding shareholders. While such pool may be available upon sale of the business, we don't understand how events two and three would supply such a pool. Please explain. Further, please file this escrow agreement as an exhibit to the offering statement.*

In response to comments from state securities administrators, the Company and its current shareholders have decided to replace the formerly proposed promotional shares escrow agreement with a "Promotional Shares Lock-In Agreement". This Agreement serves substantially the same purpose as a promotional shares escrow agreement, by assuring the state securities administrators and the incoming investors that (a) current shareholders will not be able to sell their shares for several years, in this case for a minimum of six years, and (b) in the event of a sale of the business by asset sale, merger or similar transaction during the term of the Lock-In Agreement the cash proceeds will be used first to return capital investments by the Company's shareholders *pro rata* and only after that has occurred will the balance be distributed pro rata on the basis of share ownership.

Accordingly, the former discussion in this section relating to the proposed promotional shares escrow agreement has been replaced with a description of the Promotional Shares Lock-In Agreement, executed as of October 10, 2007. We believe that the discussion of that Agreement, as contained on pages 51-52 of the Offering Circular, provides a fair summary for disclosure purposes.

Addressing the comments above, the "early release" concept remains. The new summary discusses in greater detail the sequence of distributions following a sale of the company, merger, etc., beginning with pro rata distributions to return cash investments for stock, then any excess to be distributed in proportion to stock ownership. The reference to "shares held in escrow" will no longer apply as there is no stock escrow. As now disclosed in the summary of the agreement, if the proceeds of the transaction are not in the form of cash, then a value will be placed on the non-cash consideration and the securities administrators of the states in which the Shares are registered must agree to that valuation.

Unlike with the proposed escrow agreement, the Promotional Shares Lock-In Agreement has been executed by the Company and its shareholders, and therefore a copy has been filed as Exhibit 6K to the Offering Statement.

Restricted Stock Option Plan, page 46

14. *We note that you have deleted disclosure about the stock option plan which you have filed as Exhibit 6(b). Please provide a footnote in the list of exhibits that states that the stock option plan has been rescinded, if that is the case.*

This footnote has been added.

Audited Financial Statements

General

15. *We note your response to our prior comment 44. Please note that SAB Topic 1B1 requires that financial statements reflect all of a company's costs of doing business. Even though management was not paid for their time, the expense associated with the services provided by your management should be recorded. Please revise.*

The Company has revised the financial statements for the periods ended December 31, 2006 and September 30, 2007 to reflect the expense for services provided by management during the two reporting periods.

Statement of Operations A-6

16. *We reviewed your response to our prior comment 45. Please revise to present earnings per share data on the face of your statement of operations as required by paragraph 36 of SFAS 128.*

The Company has revised the statements of income for the periods ended December 31, 2006 and September 30, 2007 to include the earnings per share presentation.

Notes to Audited Financial Statements

Note A — Summary of Significant Accounting Policies and Description of Business, A-9

17. *In response to our prior comment 46, you indicate that there are no known recently issued accounting standards that will materially impact your financial statements. Please revise Note A to include such disclosure related to your analysis of SAB Topic 11M.*

The Company has revised Note A in the audited December 31, 2006 financial statements and the interim financial statements to include disclosure of the Company's analysis of SAB Topic 11M. In addressing SAB Topic 11M, the Company reviewed new accounting standards and has not identified any that it expects to have a potential material effect on its future financial statements.

Revenue Recognition, A – 9

18. *Please revise to provide additional detail regarding your periodic service plans here and on page 24. Specifically, (i) disclose if there are any up-front fees paid by customers and (ii) clarify the level of payment commitment made by a customer (e. g. on a monthly service plan, what happens if a customer declines 3 of the 12 visits, does the customer only pay for 9 visits). In addition, please provide us with a sample copy of a periodic service plan agreement.*

The Company has expanded the disclosures in Note A in both the December 31, 2006 and September 30, 2007 financial statements under the caption "revenue recognition" to provide more information with regard to periodic service plans and how the Company recognizes revenues from such plans. In these disclosures (also included in MD&A section on page 26) it is clarified that there are no up-front fees and that the periodic service plans are cancelable upon 30 days notice. A copy of a standard periodic service plan agreement, as well as a copy of the standard one-time agreement, are enclosed supplementally.

19. *We reviewed your response to our prior comment 47. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your disclosure to address each of the four criteria described in SAB 104 (i.e. persuasive evidence of an arrangement, services have been rendered, price is fixed or determinable, and collectibility is reasonably assured). In your revised disclosure, please provide the significant contract terms and conditions typically associated with each revenue stream.*

The Company has expanded the disclosures in Note A in both the December 31, 2006 and September 30, 2007 financial statements under the caption "revenue recognition" to provide more information with regard to revenue recognition policies on all types of revenue streams, including disclosures addressing each of the SAB 104 criteria. The disclosure now makes it clear that the client must sign a written contract, revenues are recognized only when services are rendered, the

price or pricing mechanism is addressed directly in the written contract and
payment is secured by requiring credit cards to be used.

20. *We reviewed your response to our prior comment 47, noting you recognize
revenue from materials on a gross basis. Please provide us with an analysis of
EITF 99-19, Reporting Revenue Gross as a Principal versus Net As an Agent.
Your analysis should address each of the indicators discussed in the related
technical guidance. Please advise or revise.*

The Company has expanded the disclosures in Note A in both the December 31,
2006 and September 30, 2007 financial statements under the caption "revenue
recognition" to provide more information with regard to revenue recognition
policies on all types of revenue streams, including disclosures regarding EITF 99-
19. In the expanded disclosure, the Company addresses the EITF 99-19 indicators
related to status as primary obligor for purchases, discretion in selecting the
source and assumption of credit risk.

Interim Financial Statements

General

21. *As applicable, please revise your interim financial statements to address our
comments above on your audited financial statements.*

The Company has revised the September 30, 2007 financial statements as noted in
each of the responses to comments 15 through 20.

We trust this response has addressed your comments. Please do not hesitate to let us
know of any additional questions or comments that the staff may have. Thank you.

Sincerely,



Henry B. Levi,
For the Firm

HBL:git
Enclosures

A2 HBL 1831759 v3
2906879-000002 11/6/2007